UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File No. 001-41079

Currenc Group Inc.

(Translation of registrant’s name into English)

410 North Bridge Road,

Spaces City Hall,

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Amendment to Employment Agreement

On October 30, 2025, Currenc Group Inc., an exempted company incorporated and registered in the Cayman Islands (the “Company” or “Currenc”) and Wan Lung Eng, the Company’s Chief Financial Officer, entered into an Amendment to Employment Agreement (the “Amendment”), which amends the original Employment Agreement dated April 10, 2025 (the “Employment Agreement”). Pursuant to the terms of the Amendment, Mr. Eng’s total guaranteed compensation will remain $400,000; however, such compensation will be payable as a base salary and the guaranteed quarterly bonuses have been eliminated.

Except as described above, the terms of the Employment Agreement remain unchanged.

The foregoing description of the Amendment is qualified in its entirety by reference to the full text of the Amendment, a copy of which is attached hereto as Exhibit 10.1 to this Report on Form 6-K.

INDEX TO EXHIBITS

Exhibit No.	Description
10.1	Amendment to Employment Agreement, dated as of October 30, 2025, by and between Currenc Group Inc. and Wan Lung Eng.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 3, 2025

CURRENC GROUP INC.

By:	/s/ Wan Lung Eng
Name:	Wan Lung Eng
Title:	Chief Financial Officer

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